STAX CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5(d)

As of and for the year ended December 31, 2021

STAX CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
As of and for the year ended December 31, 2021

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70311

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STAX Capital

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7960 Entrada Laranja
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Brown	678-894-1959	mobrown@bdsolutions.c
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – If individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6617
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STAX Capital, as of December 31, 2021 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michael Brown

Title: CFO & Financial Principal

Bengie Mar S. Diamos
Notary Public

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA January 18, 2022 PUBLIC FORSYTH COUNTY

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Stax Capital:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stax Capital (the "Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 31, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

STAX CAPITAL

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS

Cash	$	288,046
Accounts receivable		62,940
Prepaid expenses and deposits		2,501
TOTAL ASSETS	$	353,487

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	169,088
Accounts payable and accrued expenses		22,364
Total liabilities		191,452
STOCKHOLDER'S EQUITY		
Common stock, $0 par value, 10,000 shares authorized, no shares issued and outstanding		---
Additional paid in capital		537,305
Retained earnings (accumulated deficit)		(375,270)
Total stockholder's equity		162,035
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	353,487

The accompanying notes are an integral part of these financial statements.

STAX CAPITAL

STATEMENT OF INCOME
For the year ended December 31, 2021

REVENUES		
Placement and marketing fees from underwriting and selling groups	$	5,681,578
Revenue from the sale of investment company shares		19,753
Other Expenses		20,308
Reimbursable expenses		7,066
Total revenues		5,728,705
EXPENSES		
Commission expenses		3,758,333
Personnel expense		90,400
Professional services		61,243
Rent		36,400
Technology and communications		26,054
Regulatory fees		27,581
Marketing expenses		21,031
Other operating expenses		4,661
Total expenses		4,025,703
NET INCOME	$	1,703,002

The accompanying notes are an integral part of these financial statements.

STAX CAPITAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings (accumulated deficit)	Total
Balance at December 31, 2020	$ --	$ 393,919	$ (125,365)	$ 268,554
Forgiveness of debt		143,386		143,386
Distributions	--	--	(1,952,907)	(1,952,907)
Net Income	--	--	1,703,002	1,703,002
Balance at December 31, 2021	$ --	$ 537,305	$ (375,269)	$ 162,035

The accompanying notes are an integral part of these financial statements.

STAX CAPITAL

STATEMENT OF CASH FLOWS
For the year ended December 31, 2021

OPERATING ACTIVITIES:		
Net income		$ 1,703,002
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	$(27,430)	
Other assets	(1,304)	
(Decrease) increase in:		
Commissions payable	26,550	
Accounts payable and accrued expenses	15,854	
Due to Affiliates	127,454	
Total adjustments		141,124
Net cash provided by operating activities		1,844,126
INVESTING ACTIVITIES		--
FINANCING ACTIVITIES:		
Distributions	(1,952,907)	
Net cash used in financing activities		(1,952,907)
Net decrease in cash		(52,193)
Cash at beginning of year		396,827
Cash at end of year		$ 288,046

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --
Supplemental disclosure of non-cash information:	
Parent Company forgave debt from the Company	$ 143,386

The accompanying notes are an integral part of these financial statements.

STAX CAPITAL

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization and Business

STAX Capital (the "Company") is a California corporation formed in 2019 and is a wholly owned subsidiary of STAX Capital Holdings, LLC., the ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company participates in the private placement of securities; the selling of limited partnerships in primary distributions; and as a retailer of mutual funds.

Rule 15c3-3 Exemption

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to effecting securities transactions via subscriptions. As such the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract is identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2021. The Company recognizes placement fees when investor subscriptions are accepted by the issuer of the investment program.

Accounts Receivable

Accounts receivable consist of fees due from customers and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes

The Company is a Sub-Chapter S Corporation and is a pass-through entity for federal income tax purposes. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2018 through 2021) remain subject to income tax audits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company exceeding the FDIC insured limit is $38,046 as of December 31, 2021.

NOTE 3: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021, or during the period then ended.

STAX CAPITAL

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021

NOTE 4: Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 5: Related Party

In October 2021, the Company terminated its expense sharing arrangement with the Parent wherein the Company paid the Parent a set fee each month for expenses such as rent, technology, communications and software, and office expenses.

For the period ended December 31, 2021, the Company was charged by the Parent $127,454 for such expenses covered under the expense sharing agreement. During the period, the Parent forgave $ 143,386 of outstanding payables and converted the amounts to additional paid in capital. As of December 31, 2021, the Company had no amount due to the Parent.

NOTE 6: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 15 to 1.

At December 31, 2021, the Company has net capital of $96,594 which exceeded the required net capital by $83,830 and its aggregate indebtedness to net capital ratio was 1.98 to 1.

NOTE 7: COVID-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8: Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

STAX CAPITAL

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2021

Total stockholder's equity from Statement of Financial Condition	$	162,035
Deductions and/or charges		
Non-allowable assets		
Accounts receivable		(62,940)
Prepaid expenses and deposits		(2,501)
Net capital	$	96,594
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $191,452)		12,764
Excess net capital	$	83,830
AGGREGATE INDEBTEDNESS	$	191,452
Ratio of Aggregate Indebtedness to net capital		1.98 to 1

There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the most recently filed Form X-17A-5 Part II Filing as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm

STAX CAPITAL

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company is not subject to SEA Rule 15c3-3 as it is a non-covered firm because its business activities are limited to performing private placements of securities and direct subscription-way sale of mutual funds. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company is not subject to SEA Rule 15c3-3 as it is a non-covered firm because its business activities are limited to performing private placements of securities and direct subscription-way sale of mutual funds. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Stax Capital:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stax Capital does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Stax Capital's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Stax Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stax Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 31, 2022

STAX CAPITAL

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2021

To the best knowledge and belief of STAX Capital:

The Company is not subject to SEA Rule 15c3-3 as it is a non-covered firm because its business activities are limited to performing private placements of securities and direct subscription-way sale of mutual funds. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) at any time throughout the year ending December 31, 2021.

Michael O. Brown
CFO & Financial and Operations Principal

Stax Capital
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Stax Capital:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Stax Capital and the SIPC, solely to assist you and SIPC in evaluating Stax Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Stax Capital's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Stax Capital's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Stax Capital and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 31, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended December 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-70311 FINRA Dec

STAX Capital
4901 Morena Blvd Suite 121
San Diego, CA 921

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Brown 678-894-1959

2. A. General Assessment (item 2e from page 2) $ 8,582

B. Less payment made with SIPC-6 filed **(exclude Interest)** (2,821)
July 30, 2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,761

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 5,761

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STAX Capital, Inc
(Name of Corporation, Partnership or other organization)

Michael Brown
(Authorized Signature)

CFO & Financial Operations Principal
(Title)

Dated the 24th day of March, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,728,705
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimberable Expenses (Deductions in excess of $100,000 require documentation)	(7,066)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(7,066)
2d. SIPC Net Operating Revenues	$ 5,721,639
2e. General Assessment @ .0015	$ 8,582
	(to page 1, line 2.A.)